Exhibit 99.1
IsoTis Declares Exchange Offer Unconditional
First Settlement Date and Start of NASDAQ Trading on 26 January 2007
IRVINE, CA, USA, LAUSANNE, Switzerland – 25 January 2007 – Further to the press releases dated 6 November 2006, 1, 14 and 15 December 2006, 22 January 2007 and the offer memorandum of 14 December 2006 (the “Offer Memorandum”),, IsoTis Inc. and IsoTis SA (“IsoTis” or the “Company”) announce that IsoTis Inc. declares the public exchange offer (the “Exchange Offer”) for all issued and outstanding registered shares (the “IsoTis Swiss Shares”) unconditional. Unless defined herein, defined terms used in this announcement shall have the meaning ascribed to them in the Offer Memorandum.
Further to the public announcement of 22 January 2007 of the provisional results of the Exchange Offer, IsoTis Inc. and the Company announce that 53,178,669 IsoTis Swiss Shares have been tendered under the Exchange Offer, representing 74.96 % of the issued and outstanding share capital of the Company and representing 67.37 % of the issued and outstanding share capital of the Company including the maximum number of IsoTis Swiss Shares that could be issued based on IsoTis’ conditional capital (as specified in paragraph 6.6 of the Offer Memorandum).
As IsoTis Inc. has not acquired any IsoTis Swiss Shares outside the Exchange Offer, IsoTis Inc. holds 74.96 % of the issued and outstanding share capital of the Company at the end of the Acceptance Period.
Settlement
With reference to the Offer Memorandum, IsoTis Inc. will pay a consideration of one (1) IsoTis US Share in exchange for each ten (10) IsoTis Swiss Shares (the “Consideration”) validly tendered (or defectively tendered provided that such defect has been waived by IsoTis Inc.) and delivered no later than 26 January 2007 (“First Settlement Date”), at which point, dissolution or annulment of a Shareholder’s tender or delivery shall not be permitted.
Fractional entitlements to IsoTis US Shares resulting from the exchange ratio will not be delivered but compensated in cash by IsoTis Inc. at EUR 0.9849 and CAD 1.4266, as appropriate (CHF 1.5667, if settled under the Swiss Offer memorandum) per corresponding IsoTis Swiss Share, which amount corresponds to the 30-day average opening price for IsoTis Swiss Shares on the SWX Swiss Exchange during the 30 Trading Days preceding the first public announcement of the Exchange Offer and publication of the Swiss pre-announcement on 6 November 2006.
Post-acceptance period in respect of the Exchange Offer
IsoTis Inc. grants Shareholders who have not yet tendered their IsoTis Swiss Shares under the Exchange Offer the opportunity to tender their IsoTis Swiss Shares in a post-acceptance period. The post-acceptance period commences at 09:00 hours CET, on 25 January 2007 and expires at 16:00 hours CET, on 7 February 2007. Shareholders can tender their IsoTis Swiss Shares in the same manner and subject to the same conditions as described in the Offer Memorandum. IsoTis Swiss Shares tendered in the post-acceptance period may not be withdrawn.
In accordance with Swiss law, IsoTis Inc. expects to make an announcement on 8 February 2007 regarding the provisional number of IsoTis Swiss Shares tendered during the post-acceptance period and the provisional total number and percentage of IsoTis Swiss Shares held by IsoTis Inc. per the last day of the post-acceptance period. In addition, IsoTis Inc. expects to publicly announce on 13 February 2007 the final number of IsoTis Swiss Shares tendered during the post-acceptance period and the total number and percentage of IsoTis Swiss Shares held by IsoTis Inc. per the last day of the post-acceptance period.
Payment of the Consideration for IsoTis Swiss Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by IsoTis Inc.) and delivered during the post-acceptance period will take place on 14 February 2007 (the “Second Settlement Date”).
Squeeze out and delisting
As set out in the Offer Memorandum, IsoTis Inc. intends to terminate the Company’s listing on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange as soon as possible. Also IsoTis Inc. intends to squeeze-out or compensate (squeeze-out merger) any remaining Shareholders to the extent permitted by law.
NASDAQ listing
The IsoTis US Shares have been authorized for listing on the NASDAQ Global Market, subject to notification of issuance to the NASDAQ Global Market. Trading of the IsoTis US Shares on the NASDAQ Global Market is expected to commence on 26 January 2007 under the ticker symbol “ISOT”.
Information
With regard to the final results an official announcement has also been made by IsoTis Inc. in accordance with Swiss law, a copy of which is posted in English, French and German on the Company’s website under http://investors.isotis.com.
Copies of the Offer Memorandum are available free of charge from the Dutch Exchange Agent (ABN AMRO Bank N.V., Attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, the Netherlands, tel: +31 76 579 9455, fax: +31 76 579 9643, e-mail: so.servicedesk@wcs.nl.abnamro.com), the Canadian/U.S. Soliciting Dealer (RBC Capital Markets, 77 Front West Street, 5th Floor, Toronto, Ontario, M5V 2X4 Canada, tel.: + 1 416 842 5349, fax: +1 416 313 6066, e-mail: distribution@rbcds.com) or the Company (2 Goodyear, Suite B, Irvine, California 92618, United States of America, tel.: + 1 949 595 8710, fax: + 1 949 595 8711, e-mail:infous@isotis.com) as of 15 December 2006. Copies of the Offer Memorandum are also available on the Company’s website at http://investors.isotis.com.
Digital copies of the Offer Memorandum are also available on the website of Euronext Amsterdam at www.euronext.com (Dutch residents only) and on the website of the System for Electronic Document Analysis and Retrieval at www.sedar.com.
The Swiss Offer Memorandum can be obtained free of charge from Bank Sarasin & Co. Ltd (Löwenstrasse 11, 8022 Zürich, Switzerland, tel.: + 41 44 213 9679, fax: +41 22 213 9698, e-mail: corporate.finance@sarasin.ch) and both the Swiss Offer Memorandum and the Offer Memorandum are also available on the Company’s website at http://investors.isotis.com.
This announcement has been published in the Dutch language as well. In case of discrepancies the English version is leading.
Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” “could,” ‘may,” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis, Inc. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis, Inc. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis, Inc., including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer and inability to list the IsoTis, Inc. shares on NASDAQ in a timely manner, if at all. IsoTis, Inc. expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.
For information contact IsoTis:

U.S.	Europe
Rob Morocco, CFO	Hans Herklots, Director IR
+1 949 855 7155	+41(0)21 620 6011
robert.morocco@isotis.com	hans.herklots@isotis.com
This announcement is a public announcement as meant within article 9b paragraph 1 of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995).
The Exchange Offer is being made for the shares of IsoTis SA, a Swiss company, that are listed on the SWX Swiss Exchange, on Euronext Amsterdam N.V. and the Toronto Stock Exchange. The Exchange Offer is subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements may be different from those of the United States. U.S. Shareholders should be aware that, to the extent permissible, IsoTis Inc. may purchase Shares otherwise than under the Exchange Offer, such as in open market or privately negotiated purchases.